Filed by Lexington Corporate Properties Trust

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: Newkirk Realty Trust, Inc.
Commission File No. 1-32662

Lexington Corporate Properties Trust
Commission File No. 1-12386

Registration No.: 333-137296

Lexington Corporate Properties Trust

One Penn Plaza

Suite 4015

New York, NY 10119

OUR  SPECIAL MEETING IS RAPIDLY APPROACHING AND YOUR VOTE HAS NOT BEEN RECEIVED!

November 8, 2006

Dear Shareholder:

Our records indicate that you have not yet voted your shares for our upcoming special meeting of shareholders. Whether or not you plan to attend the meeting, we urge you to cast your vote using the enclosed proxy card.

At the meeting, you are being asked to approve an agreement and plan of merger by and among Lexington Corporate Properties and Newkirk Realty Trust, Inc. After careful consideration, the boards of both Lexington and Newkirk have determined that the merger is in the best interests of both Lexington and its shareholders and Newkirk and its shareholders and recommend that you vote FOR approval of the merger agreement.

YOUR VOTE IS VERY IMPORTANT!

Your vote is crucial no matter how many or how few shares you may own. Your failure to vote will have the same effect as a vote against the merger, therefore we urge all shareholders to take a moment now and vote using the enclosed proxy card.

The boards of both Newkirk and Lexington believe the merger represents a strategic combination that will create one of the largest and best-positioned net lease REITs in the United States. The combined company will own more than 350 properties located across 44 states with a presence in the nation’s premier growth markets and will have a high-quality and diversified tenant base.

If the merger is completed, Lexington intends, at the sole discretion of Lexington’s board, to make a one-time special dividend/distribution of $0.17 per Lexington common share/operating partnership unit to the holders thereof on a record date on or prior to the completion of the merger. Following the merger, although annual cash dividends will continue to be set at the sole discretion of Lexington’s board, we anticipate that Lexington’s annual cash dividend will be increased to $1.50 per share.

VOTING IS EASY AND CONVENIENT BY PHONE OR INTERNET!

For your convenience, we have made arrangements to allow shareholders to vote via telephone or Internet by following the instructions listed on your proxy card. We hope that we can count on your support for the proposed merger and that you will a take a moment now to vote on the future of your investment.

We encourage you to read and consider carefully the proxy statement/prospectus, mailed to you on October 18, 2006, in its entirety. For a discussion of significant matters that should be considered before voting at the special meeting, see "Risk Factors" beginning on page 20 of the proxy statement/prospectus. If you have lost your proxy card, need assistance with voting your shares or would like to discuss this transaction further, please contact our proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500.

Thank you for your support.

Sincerely,

/s/ T. Wilson Eglin

T. Wilson Eglin

President, CEO and Chief Operating Officer

Lexington Corporate Properties Trust

On July 23, 2006, Lexington and Newkirk entered into an agreement and plan of merger (the "Merger Agreement") that provides for the merger of Newkirk with and into Lexington. Lexington and Newkirk filed with the Securities and Exchange Commission a registration statement on Form S-4 that contains a joint proxy statement/prospectus and other documents regarding the transactions provided for in the Merger Agreement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS OF LEXINGTON AND NEWKIRK BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT LEXINGTON AND NEWKIRK AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, and other documents filed by Lexington and Newkirk with the SEC at the SEC's website at http://www.sec.gov . The joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Lexington or Newkirk by directing such request to: Lexington Corporate Properties Trust, One Penn Plaza - Suite 4015, New York, NY 10119, 212-692-7200, Attention: Joseph S. Bonventre, or Newkirk Realty Trust, Inc., 7 Bulfinch Place, Suite 500, Boston, MA 02114-9507, 617-570-4680, Attention: Beverly Bergman. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant material before making any voting or investment decisions with respect to the proposed merger.

Newkirk and Lexington and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Newkirk and Lexington in connection with the merger. Information about Newkirk and Lexington and their respective directors and officers can be found in Newkirk's and Lexington's respective Annual Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.